April 9,2017

RE: CIPHERLOC RESIGNATION FROM BOARD OF DIRECTORS

Michael De La Garza and other board members:

This letter constitutes my formal resignation from the Cipherloc Board of Directors effective today. It has been my honor and privilege to serve but personal matters have come up in my life at this time that no longer allow me serve. Thank you for the opportunity and much success in the future.

Sincerely,

/s/ Gino Mauriello

Gino Mauriello